Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

04045442

30 September 2004

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

Brambles

SUPPL

RECEIVED OCT 06 2004 PROCESSING SECTION SEC MAIL WASH. DC 208

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

PROCESSED
OCT 08 2004
THOMSON
FINANCIAL

Laura Jackson
Company Secretarial Assistant

10/8

Encs.

Brambles Industries plc
Company Number 4134697

30 September 2004

2004 Annual Report and Accounts

Copies of the following documents relating to Brambles Industries plc have been submitted to the UK Listing Authority:

Covering letter to shareholders from the Chairman

Annual Review and Financial Information for the year ending 30 June 2004

Notice of Annual General Meeting

Proxy Card

These will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel: 020 7066 1000

The 2004 Annual Report and Accounts for Brambles Industries Limited and Brambles Industries plc will shortly be available on the Brambles Group website www.brambles.com. The Annual Report and Accounts of Brambles Industries Limited and Brambles Industries plc will be sent to their respective shareholders on or around Monday, 18 October 2004.

BRAMBLES INDUSTRIES PLC
Company Number: 4134697

30 September 2004

AMENDMENTS TO CONTRACTUAL ARRANGEMENTS FOR CEO - DAVID TURNER

We wish to advise of amendments to the terms of the service contract between Brambles Industries Limited and Brambles' Chief Executive, Mr David Turner.

Consistent with the proposed introduction of the 2004 Performance Share Plans, as outlined in the 2004 Notice of Meeting released today to the United Kingdom Listing Authority, and assuming approval of the Plans by shareholders, Mr Turner has agreed that subsequent equity awards made to him will be subject to the rules of the new Plans. Specifically, this means that Mr Turner will no longer be entitled to annual awards of options under the terms of the 2001 Executive Share Option Plan. He will also waive his rights in respect of future awards under the 2004 Performance Share Plan to have performance conditions retested at the fourth, fifth and sixth anniversaries of the award date.

In recognition of these changes, the Board has agreed that, if Mr Turner ceases employment, other than for cause, death, illness, injury, disability, redundancy or sale of employer outside the Brambles Group, the Board will exercise its discretion in respect of future awards to deem the reason for leaving to be retirement (for the purpose of the rules of the BIL Plan).

For further information, contact:

UK

Investor	Sue Scholes, Head of Investor Relations	+44 (0) 20 7659 6012
Media	Richard Mountain, Financial Dynamics	+44 (0) 20 7269 7291

Australia

Investor	John Hobson, Head of Investor Relations	+61 (0) 2 9256 5222
Media	Jeannette McLoughlin, Group General Manager, Corporate Communications	+61 (0) 2 9256 5255 Mobile +61 (0) 401 990 425

Brambles is globally headquartered in Australia